SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby highlights its shareholders and the market in general that, due to the entry into force of theLaw 13,303 of June 30, 2016 ("The State Owned Company Law"), as of July 1, 2016, all candidates to be elected by the controlling shareholders and/or minority shareholders to the Board of Directors, by the 165th Extraordinary General Meeting to be held on July 22, 2016, must complete the minimum requirements established in Article 17 of the State Owned Company Law transcribed below, in addition to the requirements previously established  by Law 6,404/1976, of December 15, 1976, as amended ("Law of Corporations") and the Company’s Bylaws.

"Art. 17, Law 13,303/2016: The Members of the Board of Directors and the  as member of the Executive Board, including chairman, general director and CEO, will be chosen from among citizens of unblemished reputation and renowned  knowledge, must be met alternatively one of the requirements of paragraphs "a", "b" and "c" of item I and, cumulatively, the requirements of sections II and III:

I - have professional experience of at least:

a) 10 (ten) years experience, in the public or private sector, in the area of operations of the public company or mixed joint stock company or related area that for which are indicated in top management function; or

b) 4 (four) years performing at least one of the following positions:

1. position of management or senior management in sized enterprise or corporate purpose similar to that of a public company or mixed joint stock company, understanding a position of senior management equivalent to the two (2) higher non-statutory hierarchical levels of the company;

2. commission office or reliable function equivalent to DAS-4 or higher in the public sector;

3. position of teaching or researcher in areas of activity of the public company or mixed joint stock company;

MARKET ANNOUNCEMENT

c) 4 (four) years of experience as professional person in activity directly or indirectly linked to the area of operations of the public company or mixed joint stock company;

II - have academic background in line with the position for which he was appointed; and

III - does not fit in the cases of ineligibility provided in the items of section I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990, as amended by Complementary Law No. 135 of June 4, 2010.

§ 1o The bylaws of the public company, the mixed joint stock company and its subsidiaries may provide about the hiring of liability insurance for administrators.

§ 2o It is forbidden the appointment, to the Board of Directors and to the Executive Board:

I – of representative of the governing body to which the public company or mixed joint stock company is subject, of Minister of State, Secretary of State, Municipal Secretary, office holder without permanent link with the public service, of special nature or management and higher assistance in public administration, statutory director of political party and mandate holder in the Legislative of any entity of the federation, although licensed from office;

II - the person who served in the last 36 (thirty six) months, as a participant in decision-making structure of a political party or in work related to the organization, structuring and execution of election campaign;

 III -  person who   holds position in  union organization;

IV - of person who has entered into an agreement or partnership, as a supplier or buyer, user/buyer or offerer, of goods or services of any kind, with the organ or government company controlling of the public company or mixed joint stock company or the company itself in period shorter  than 3 (three) years preceding  the date of appointment;

V - person who has or may have any form of conflict of interest with the organ or government company controlling of the public company or mixed joint stock company or with the company itself

MARKET ANNOUNCEMENT

 § 3. The prohibition  contained in the ItemI of § 2 also extends to blood relatives or related up to the third degree of the persons mentioned therein.

§ 4. The elected directors must participate, when sworn and annualy, of specific training on corporate law and capital markets, information disclosure, internal control, code of conduct, Law 12,846 0f August 1, 2013 (Anti-Corruption Law), and other issues related to the activities of public companies or mixed joint stock company.

§ 5. The requirements of Item I of the caput may be waived in the case of indication of employee of the public company or mixed joint stock company as member of the Board of Directors or Executive Board or as a committee member, provided that the following minimum requisites met:

I - the employee has entered the public company or mixed joint stock company through public tender or tests and titles;

II - the employee has more than 10 (ten) years of effective work in the public company or mixed joint stock company;

III - the employee has held position in the top management of public companies or mixed joint stock company, proving its ability to assume the responsibilities of the positions of the caput. "

Thus, in the 165th Extraordinary General Meeting, the candidate to the Board of Directors shall provide an express declaration prior to their election, that is not impeded for election to the office of the Board of Directors, pursuant to the Law of Corporations, in particular Article 147, third paragraph; the Company's Bylaws, in particular Article 23; and Law 13,303/2016, or, existing any impediment should indicate what is (are) for assessment of possible dismissal by the Extraordinary General Meeting, when applicable such waiver. The candidate should also declare that he meets all the requirements of Article 17 of Law 13,303/2016 and submit his CV. If the referred candidate is not present at the Extraordinary General Meeting, the shareholder that indicate that applicant shall declare that it has obtained the mentioned information the candidate that is able to sign such an instrument, as referred above, indicating the possible exceptions, being responsible, pursuant to law, for such statement.

Rio de Janeiro, July 13, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.